787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

July 2, 2018

VIA EDGAR

Deborah O’Neal, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Series Fund II, Inc. (File Nos. 333-224375 and 811-23345)

BlackRock Variable Series Funds II, Inc. (File Nos. 333-224376 and 811-23346)

FDP Series II, Inc. (File Nos. 333-224370 and 811-23342)

Managed Account Series II (File Nos. 333-224372 and 811-23340)

Dear Ms. O’Neal:

On behalf of BlackRock Series Fund II, Inc., BlackRock Variable Series Funds II, Inc., FDP Series II, Inc. and Managed Account Series II (each, a “Registrant” and collectively, the “Registrants”), this letter responds to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Stacey P. Ruiz, Esq. by telephone on May 23, 2018, regarding each Registrant’s initial Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, which were filed with the Commission on April 20, 2018 (each, a “Registration Statement”), with respect to BlackRock High Yield Portfolio and BlackRock U.S. Government Bond Portfolio, each a series of BlackRock Series Fund II, Inc., BlackRock High Yield V.I. Fund, BlackRock Total Return V.I. Fund and BlackRock U.S. Government Bond V.I. Fund, each a series of BlackRock Variable Series Funds II, Inc., FDP BlackRock CoreAlpha Bond Fund, a series of FDP Series II, Inc., and BlackRock U.S. Mortgage Portfolio, a series of Managed Account Series II (each, a “Fund” and collectively, the “Funds”).

The Staff’s comments have been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Registrants. The Registrants’ responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrants. An amendment to each Registration Statement, which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in each Registration Statement has been filed contemporaneously with respect to BlackRock Variable Series Funds II, Inc. and will be filed at a later date with respect to the other Registrants. Unless otherwise indicated, defined terms used herein have the meanings set forth in each Registration Statement.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

July 2, 2018

General Comments

Comment No. 1:	With respect to each Fund, please provide a completed fee table, expense example and performance bar chart and table to the Staff with the response letter.

Response No. 1:	A completed fee table, expense example and performance bar chart and table with respect to each Fund have been incorporated into the Pre-Effective Amendment to the Registration Statement on Form N-1A of the Fund’s Registrant. The Pre-Effective Amendment to the Registration Statement of BlackRock Variable Series Funds II, Inc. has been filed contemporaneously with this letter. The Pre-Effective Amendment to each Registration Statement of the other Registrants will be filed at a later date.

Comment No. 2:	Please confirm whether the waivers made by BlackRock and disclosed in the footnotes of the subsection of each Prospectus entitled “Fund Overview – Fees and Expenses of the Fund” are subject to recoupment from each Fund. If so, please disclose the terms and conditions of the recoupment in the applicable footnote. Please confirm that the waivers will remain in place for at least one year.

Response No. 2:	Each Registrant confirms that none of the waivers mentioned in the above-referenced subsection are subject to recoupment from its respective Fund(s). Each Registrant confirms that any waivers made by BlackRock and disclosed in the above-referenced subsection will remain in place for at least one year from the effective date of the Registration Statement.

Comment No. 3:	Please confirm that none of the Funds will be sold to the public until after the Reorganizations are completed.

Response No. 3:	Each Registrant confirms that its respective Fund(s) will not be sold to the public until after the Reorganizations are completed.

BlackRock Series Fund II, Inc.

Comment No. 4:	Please confirm to the Staff that if the Funds write credit default swaps, they will cover the full notional amount of the credit default swaps.

Response No. 4:	If either Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement.

BlackRock Variable Series Funds II, Inc.

Comment No. 5:	The Staff notes that each Fund may invest in mortgage-backed securities. Please confirm whether each Fund will invest in non-agency, below investment-grade commercial mortgage-backed securities (“CMBS”) and/or residential mortgage-backed securities (“RMBS”). If so, to what extent will each Fund invest in such securities?

July 2, 2018

Response No. 5:	BlackRock High Yield V.I. Fund generally invests a de minimus amount in non-agency, below investment grade CMBS and/or RMBS.

BlackRock Total Return V.I. Fund may invest in non-agency CMBS and/or RMBS. The Fund’s investments in below-investment grade securities are limited to 20% of its assets.

BlackRock U.S. Government Bond V.I. Fund does not invest in below-investment grade securities and thus does not invest in non-agency, below investment-grade CMBS or RMBS.

Comment No. 6:	Please confirm to us that if the Funds write credit default swaps, they will cover the full notional amount of the credit default swaps.

Response No. 6:	If a Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement.

Comment No. 7:	With respect to BlackRock Total Return V.I. Fund, in the subsection entitled “Fund Overview – Principal Investment Strategies of the Fund,” please add the types of derivatives that the Fund may invest in.

Response No. 7:	The requested change has been made.

FDP Series II, Inc.

Comment No. 8:	Please confirm whether active and frequent trading is a principal investment strategy of the Fund. If so, please add disclosure to the Fund’s principal investment strategies and include a corresponding principal investment risk.

Response No. 8:	In response to the Staff’s comment, the Registrant has revised its disclosure to include the following in the subsections entitled “Fund Overview – Principal Investment Strategies of the Fund” and “Details About the Fund – Principal Investment Strategies”:

“The Fund may engage in active and frequent trading of portfolio securities to achieve its primary investment strategies.”

The Registrant respectfully notes that “High Portfolio Turnover Risk” is already included as a principal risk of investing in the Fund and therefore declines to make any revisions to the risk factors with respect to active and frequent trading.

July 2, 2018

Comment No. 9:	Please confirm whether derivatives will be used in the calculation of the Fund’s 80% test. If so, please note that the Staff expects the Fund to value the derivatives using mark-to-market value.

Response No. 9:	The Registrant confirms that derivatives are part of the Fund’s 80% test, and that the Fund intends to value derivatives using the mark-to-market value for purposes of its 80% test.

Comment No. 10:	The Staff notes that the Fund may invest in short sales. Please confirm that interest and dividend expenses associated with short sales will be reflected in “Other Expenses” in the fee table for the Fund.

Response No. 10:	The Registrant confirms that interest and dividend expenses associated with the Fund’s investments in short sales will be reflected in the line item entitled “Other Expenses” in the Fund’s fee table.

Managed Account Series II

Comment No. 11:	Please confirm whether active and frequent trading is a principal investment strategy of the Fund. If so, please add disclosure to the Fund’s principal investment strategies and include a corresponding principal investment risk.

Response No. 11:	In response to the Staff’s comment, the Fund has revised its disclosure to include the following in the subsections entitled “Fund Overview – Principal Investment Strategies of the Fund” and “Details About the Fund – Principal Investment Strategies”:

“The Fund may engage in active and frequent trading of portfolio securities to achieve its primary investment strategies.”

The Registrant respectfully notes that “High Portfolio Turnover Risk” is already included as a principal risk of investing in the Fund and therefore declines to make any revisions to the risk factors with respect to active and frequent trading.

Comment No. 12:	The Staff notes that the Fund may invest in mortgage-backed securities. Please confirm whether the Fund will invest in non-agency, below investment-grade CMBS and/or RMBS. If so, to what extent will the Fund invest in such securities?

Response No. 12:	BlackRock U.S. Mortgage Portfolio generally invests approximately 20% of its assets in non-agency CMBS and/or RMBS, some of which may be rated below investment-grade.

Comment No. 13:	The Staff notes that “Short Sales Risk” is listed as a risk of the Fund; however, the use of short sales is not mentioned in the Fund’s principal investment strategies. If short sales are a principal investment strategy of the Fund, please include disclosure with respect to such investments.

July 2, 2018

Response No. 13:	The Registrant submits that the use of short sales is not a principal investment strategy of the Fund. The Registrant notes that strategy disclosure with respect to the Fund’s investments in short sales is already included in the subsection entitled “Details About the Fund – Other Strategies,” with an accompanying risk factor included in the subsection entitled “Details About the Fund – Other Risks of Investing in the Fund.”

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Please do not hesitate to contact me at (212) 728-8629 if you have comments or if you require additional information regarding a Fund.

Respectfully submitted,

/s/ Mia G. Pillinger
Mia G. Pillinger

cc:	Benjamin Archibald, Esq., BlackRock Advisors, LLC

Janey Ahn, Esq., BlackRock Advisors, LLC

Gladys Chang, Esq., BlackRock Advisors, LLC

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP